EXHIBIT 99.1
                                                                  ------------



                          VIKING ENERGY ROYALTY TRUST

                            MATERIAL CHANGE REPORT



ITEM 1: NAME AND ADDRESS OF REPORTING ISSUER

Viking Energy Royalty Trust
Suite 400, 330 - 5th Avenue S.W.
Calgary, Alberta T2P OL4

ITEM 2: DATE OF MATERIAL CHANGE

February 1, 2005

ITEM 3: PRESS RELEASE

A press release disclosing the material change was issued through CCNMatthews on February 1, 2005.

ITEM 4: SUMMARY OF MATERIAL CHANGE

On January 27, 2005, unitholders of Calpine Natural Gas Trust ("CNGT") approved the merger of Viking Energy Royalty Trust ("Viking") and CNGT (the "Business Combination") by 99.01% of the votes cast by CNGT unitholders present in person or by proxy at a special meeting. On February 1, 2005, Viking and CNGT completed the Business Combination pursuant to a combination agreement (the "Combination Agreement") among Viking, CNGT, Viking Holdings Inc. and Calpine Natural Gas Limited.

ITEM 5: FULL DESCRIPTION OF MATERIAL CHANGE

On January 27, 2005, the Business Combination was approved by 99.01% of the votes cast by CNGT unitholders present in person or by proxy at a special meeting.

On February 1, 2005, Viking and CNGT completed the merger of Viking and CNGT pursuant to the Combination Agreement. Under the terms of the Combination Agreement, each trust unit of CNGT ("CNGT Units") has been exchanged for two trust units of Viking ("Viking Units") on a tax-deferred rollover basis. The combined trust continues to operate under the name "Viking Energy Royalty Trust" and is managed by Viking's existing management team.

In accordance with the Combination Agreement, Viking acquired all of the property, assets and undertaking of CNGT in exchange for the issuance of 54,132,320 Viking Units to CNGT. The outstanding CNGT Units held by CNGT unitholders were then redeemed in exchange for the Viking Units which were distributed to the CNGT unitholders on the basis of two Viking Units for each CNGT Unit. At the closing of the Business Combination, all of the directors and officers of CNGT and its subsidiaries resigned and were replaced with the nominees of Viking.

The Business Combination results in Viking having production of approximately 23,000 boe/d and an enterprise value of approximately $1.3 billion. Viking has operations in central and southern Alberta, and operatorship on over 80% of the total production. Viking's production is comprised of approximately 50% natural gas.

Had the Business Combination occurred on or before December 31, 2003, the information presented in Viking's STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION on Form 51-101F1 ("Viking's Reserve Data") contained in Viking's annual information form dated May 7, 2004 for the year ended December 31, 2003 would have been adjusted to include CNGT's reserve data and other information. CNGT's reserve data and other information effective July 1, 2004, included in the revised annual information form of CNGT dated October 20, 2004, as set forth below, would have been included in Viking's Reserve Data. Unless the context otherwise requires, terms and abbreviations used in this report and not otherwise defined have the meanings set forth herein under "Glossary of Terms". Additional terms relating to natural gas and petroleum reserves and operations have the meanings set forth herein under "National Gas and Petroleum Reserves and Production Disclosure and Definitions".

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                                      -2-


DESCRIPTION OF PRINCIPAL PRODUCING PROPERTIES

The following is a description of CNGT's natural gas and petroleum properties and interests, held through the Partnership, an indirect wholly-owned subsidiary of CNGT. The quantity of remaining Proved plus Probable Reserves and Asset Values contained in the following property descriptions are derived from the GLJ Report. References to the "Trust-Operated Period" mean the period from October 15, 2003 to December 31, 2003, being the period during which the Managing Partner, on behalf of CNGT and the Partnership, operated those natural gas and petroleum properties in 2003 following their acquisition by the Partnership from Calpine on October 15, 2003. Production, operating cost, land, well and working interest information for periods prior to October 15, 2003 (and prior to February 18, 2004 in the case of the Pouce Coupe and Grande Prairie properties which were part of the Purchased Properties) has been provided by Calpine.

READERS ARE DIRECTED TO THE DEFINITIONS OF "COMPANY INTEREST," "GROSS," "NET" AND OTHER DEFINED TERMS AND DISCLOSURE REGARDING THE PARTNERSHIP'S OPERATIONS AND RESOURCES UNDER "NATURAL GAS AND PETROLEUM RESERVES AND PRODUCTION DISCLOSURE AND DEFINITIONS" IN THIS REPORT. IN PARTICULAR, UNLESS OTHERWISE INDICATED AS "GROSS" OR "NET," ALL ESTIMATES OF NATURAL GAS AND PETROLEUM RESERVES AND PRODUCTION ARE PRESENTED ON A "COMPANY INTEREST" BASIS.

The Partnership's properties generally contain long life, low decline rate reserves and include interests in several major natural gas and oil fields throughout Alberta, including interests in the Markerville, Sylvan Lake, Pouce Coupe, Innisfail, Whitecourt, Provost, Bellshill Lake and Grande Prairie areas of Alberta. The Partnership's portfolio of properties includes both unitized and non-unitized natural gas, natural gas liquids and crude oil production. While the Partnership's properties are diversified from a geological and geographical perspective, three major areas (being Markerville, Sylvan Lake and Pouce Coupe) comprise approximately 67% of the Asset Value of the Partnership's properties. Approximately 73% of the total production from the Partnership's properties is operated by the Partnership. The Partnership's average working or unit interest in the operated properties is approximately 76%.

Production volumes for the Partnership's properties for the six months ended June 30, 2004 averaged 6,729 boe/day, consisting of 29.620 Mmcf/day of natural gas, 956 bbls/day of crude oil and 836 bbls/day of natural gas liquids, and exit production at June 30, 2004 was greater than 7,300 boe/day. The Partnership's production portfolio in this period was weighted 74% to natural gas and 26% to crude oil and natural gas liquids. The GLJ Report has assigned, as of July 1, 2004, 22.4 Mmboe of Proved plus Probable Reserves, 17.8 Mmboe of Proved Reserves and 16.5 Mmboe of Proved Producing Reserves to the Partnership's properties. The Partnership's properties have a Proved plus Probable Reserve Life Index of 8.4 years, a Proved Reserve Life Index of 6.8 years and a Proved Producing Reserve Life Index of 6.3 years. Approximately 74.8% of the Partnership's reserves are natural gas and 25.2% are crude oil and natural gas liquids. In addition, at June 30, 2004, the Partnership held approximately 85,517 (45,243 net) acres of undeveloped lands.

As of October 20, 2004, the Managing Partner employed 25 employees and 18 consultants. The Managing Partner also utilizes the services of Calpine Services personnel pursuant to the Services Agreement.

The following table and property descriptions set forth certain property interest, production, cash flow, reserves, Reserve Life Index and Asset Value information respecting the Partnership's properties as at June 30, 2004, all of which are located in Alberta.

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                                      -3-


                                                                PROVED   PROVED PLUS   PROVED
                                       AVERAGE                   PLUS     PROBABLE     RESERVE
                                        DAILY       NET CASH    PROBABLE    RESERVE      LIFE
                                      PRODUCTION      FLOW      RESERVES  LIFE INDEX     INDEX
        PROPERTY       % INTEREST(1)  (BOE/DAY)(2) ($000'S)(2) (MBOE)(3)    (YEARS)     (YEARS)   ASSET VALUE(3)(4)
        --------       -------------  ------------ ----------- ---------    -------     -------   -----------------
                                                                                                  ($000'S)    (%)
Markerville...........        85.6       1,830      10,581       7,409        10.2         8.9      71,108     31.1
Sylvan Lake...........        34.6       1,964       9,596       5,446         7.9         5.5      61,312     26.8
Pouce Coupe...........        41.0         521       2,433       2,033         8.0         7.2      21,349      9.3
Innisfail.............        69.0         441       2,053       1,190         8.3         7.1      11,285      4.9
Whitecourt............        43.5         139         692         941        18.4        10.8      10,501      4.6
Provost...............        89.5         379       1,301         783         5.4         3.8       7,533      3.3
Teepee................       100.0         179         886         378         4.6         4.1       5,333      2.3
Bellshill Lake........         5.6         194         502         914        10.7         8.3       5,141      2.2
Grande Prairie........        54.9         314       1,754         253         2.1         1.7       4,906      2.1
Other Properties......         N/A         768       2,593       3,014         8.3         7.3      30,489     13.4
                                         -----      ------      ------        ------      ------   ---------  -----
TOTAL                                    6,729      32,391      22,361         8.4(5)      6.8(5)  228,957(6) 100.0
                                         =====      ======      ======        ======      ======   =========  =====

Notes:
(1) Represents the Partnership's average gross working interest share of reserves based on the GLJ Report.

(2) For the six months ended June 30, 2004 (with results of operations from the Purchased Properties included from February 18, 2004). Net Cash Flow is calculated by the Managing Partner as revenues less royalty burdens and direct operating costs and is not a measure recognized by Canadian generally accepted accounting principles.

(3) Based on the company interest Proved plus Probable Reserves and utilizing forecast price and cost assumptions as derived from the GLJ Report.

(4) Discounted at 10% and subject to other assumptions and notes, including required future capital expenditures, contained in the GLJ Report.

(5) Weighted average for CNGT's properties. All Reserve Life Indices have been calculated using the company interest production and reserves based on the GLJ Report.

(6) Does not account for $5,905,000 of aggregate producing well abandonment costs forecast in the GLJ Report, which would reduce the aggregate Asset Value to $223,052,000, as noted in the GLJ Report.


MARKERVILLE, ALBERTA

The Partnership owns an average working interest of 85.6% in the Markerville property (including the additional working interests acquired on July 1, 2004) and an 85.6% working interest in the Markerville Pekisko Gas Unit No. 1. This property represents 27%, 33% and 31% of the Partnership's production for the six month period ended June 30, 2004, Proved plus Probable Reserves and Asset Value, respectively. The Partnership operates the majority of this area, which produced an average of 1,830 boe/day for the six months ended June 30, 2004, consisting of 8,807 mcf/day of natural gas, 353 bbls/day of natural gas liquids and 9 bbls/day of crude oil, compared to an average of 1,373 boe/day for the Trust-Operated Period, consisting of 7,200 mcf/day of natural gas, 172 bbls/day of natural gas liquids and 1 bbl/day of crude oil, and an average of 1,606 boe/day for the nine months ended September 30, 2003. The GLJ Report has assigned 7,409 Mboe of Proved plus Probable Reserves to this area. The Managing Partner estimates the Proved plus Probable Reserve Life Index for the property to be 10.2 years. As at June 30, 2004, the Markerville area contained 28 (20 net) producing wells. The Partnership also owned 11,898 (8,824 net) developed acres and 6,322 (6,199 net) undeveloped acres of land in this area as of June 30, 2004. Operating costs for this area were $3.30/boe for the six months ended June 30, 2004, $2.73/boe for the Trust-Operated Period and $2.88/boe for the nine months ended September 30, 2003.

The wells in this area produce primarily from the Pekisko formation which has a well depth of 2,200 metres and horizontal lateral wells of up to 1,100 metres. Other potential in this area is believed by the Managing Partner to be contained in the Edmonton, Viking, Glauconite and Ellerslie formations.

The natural gas production from this property is processed at a third party owned Sylvan Lake sweet natural gas plant in which the Partnership owns a 29.09% working interest. The field production is gathered and compressed at a field compressor station, which the Partnership operates and in which it has an 83.9% working interest, and is then transported to the Sylvan Lake plant. The Partnership also has a 73.2% interest in a recently constructed plant built for carbon dioxide removal, which was added to the Sylvan Lake plant to address reduced sales line carbon dioxide specifications.

Much of the identified development potential on the Partnership's properties is contained in the Markerville area. Approximately 40.4% of the Proved Non-Producing Reserves contained in the GLJ Report are associated with the Markerville area, primarily consisting of natural gas in the Pekisko zone. The Partnership completed a majority of its original $10,000,000 2004 capital development program in this core area. Initial production from the four wells completed under the program commenced in the first six months of 2004.

SYLVAN LAKE, ALBERTA

The Partnership owns an average working interest of 34.6% in the Sylvan Lake property, including a 2.6% working interest in the Sylvan Lake Gas Unit No. 1. This property represents 30%, 24% and 27% of the Partnership's production for the six months ended June 30, 2004, Proved plus Probable Reserves and Asset Value, respectively. The Partnership operates a large portion of this area that produced an average of 1,964 boe/day for the six months ended June 30, 2004, consisting of 9,227 mcf/day of natural gas, 257 bls/day of natural gas liquids and 169 bbls/day of crude oil, compared to an average of 2,013 boe/day for the Trust-Operated Period, consisting of 9,440 mcf/day of natural gas, 342 bbls/day of natural gas liquids and 98 bbls/day of crude oil, and an average of 2,345 boe/day for the nine months ended September 30, 2003. The GLJ Report has assigned 5,446 Mboe of Proved plus Probable Reserves to this area. The Managing Partner estimates the Proved plus Probable Reserve Life Index for the property to be 7.9 years. As at June 30, 2004, the Sylvan Lake area contained 97 (43 net) producing wells. The Partnership also owned 39,277 (22,935 net) developed acres and 9,190 (7,644 net) undeveloped acres of land in this area as of June 30, 2004. Operating costs for this area were $4.97/boe for the six months ended June 30, 2004, $3.63/boe for the Trust-Operated Period and $3.46/boe for the nine months ended September 30, 2003.

The wells in this area produce from numerous horizons. The primary producing horizons are the Belly River, Ostracod and Pekisko formations, but also include the Cardium, Mannville group, Jurassic and Elkton-Shunda formations. Horizontal drilling has also been employed in developing the Pekisko formation in this area with drilling depths at approximately 2,200 metres and horizontal lateral drilling of approximately 1,100 metres. Additional prospects are also situated at shallower depths. Multi-zone potential exists for further development in this area through additional drilling, targeting the Pekisko, Shunda, and Ellerslie formations.

The natural gas production in the Sylvan Lake area is processed at a number of facilities. The Partnership operates and has a 70.8% working interest at the Partnership-owned Sylvan Lake sweet natural gas plant, which handles a portion of the natural gas production. This facility is currently operating at 75% of its capacity of 4.0 Mmcf/day. The majority of the production from the area (currently approximately 63%) is being transported through the Tindastoll natural gas transmission line and processed at a sweet natural gas plant operated by a third party in which the Partnership owns a 29.09% working interest in the main plant and a 73.2% working interest in the recently constructed carbon dioxide plant at the same site. This facility's current throughput is 48% of its 38.7 Mmcf/day capacity, though the Partnership utilizes a greater percentage of its owned capacity with its production. Production from the Sylvan Lake Gas Unit No. 1 and other proximal wells are processed at another third party owned Sylvan Lake natural gas plant in which the Partnership has a 13.2% working interest. This facility is operating at 65% of its 68.9 Mmcf/day capacity. The Partnership also owns a 66.58% working interest and operatorship of a compressor station which currently feeds natural gas to the Keyspan Energy Canada Partnership-owned Gilby natural gas plant. This facility's throughput is 53% of its 71 Mmcf/day capacity. Numerous single well compressors are also owned by the Partnership at various working interests.

Approximately 11.5% of the Probable Non-Producing Reserves contained in the GLJ Report are associated with the Sylvan Lake property due to the multiple stacked reservoirs in this area.

POUCE COUPE, ALBERTA

On February 18, 2004, the Partnership acquired an average working interest of 41.0% in the non-operated Pouce Coupe property, including a 50% and 2.3% working interest in the Pouce Coupe and Mica gas plants, respectively. Production from this area averaged 521 boe/day for the six months ended June 30, 2004, consisting of 3,015 mcf/day of natural gas, 16 bbls/day of natural gas liquids and 3 bbls/day of crude oil, compared to an average of 842 boe/day for the year ended December 31, 2003, consisting of 4,922 mcf/day of natural gas, 21 bbls/day of natural gas liquids and 1 bbl/day of crude oil. The GLJ Report has assigned 2,033 Mboe of Proved plus Probable Reserves to this area. The Managing Partner estimates the Proved Plus Probable Reserve Life Index for the property to be 8.0 years. The Pouce Coupe area contained 32 (13 net) producing wells as of June 30, 2004. The Partnership also owned 17,120 (7,615 net) developed acres and 6,720 (2,683 net) undeveloped acres of land in this area as of June 30, 2004. Operating costs for this area were $4.81/boe for the six months ended June 30, 2004 and $4.61/boe for the year ended December 31, 2003.

The wells in this area produce primarily from the Kiskatinaw formation which has a well depth of approximately 2,200 metres. Other potential in this area is believed by the Managing Partner to be contained in the Montney, Doig, Halfway, Baldonnel and Gething formations, ranging in depths from 1,150 to 1,800 metres.

The natural gas production from this property is processed at two gas plants in the area in which the Partnership owns 50% and 2.3% working interests, respectively. The field production is gathered and compressed at a field compressor station operated by a third party and in which the Partnership has a 10% working interest.

The Partnership is currently evaluating the property for future development potential.

INNISFAIL, ALBERTA

The Partnership owns an average working interest of 69.0% in the Innisfail property and operates the majority of production from this area that produced approximately 441 boe/day for the six months ended June 30, 2004, consisting of 1,926 mcf/day of natural gas, 116 bbls/day of natural gas liquids and 4 bbls/day of crude oil, compared to an average of 419 boe/day for the Trust-Operated Period, consisting of 2,082 mcf/day of natural gas and 72 bbls/day of natural gas liquids, and 434 boe/day for the nine months ended September 30, 2003. The GLJ Report has assigned 1,190 Mboe of Proved plus Probable Reserves to this area. The Managing Partner estimates the Proved plus Probable Reserve Life Index for the property to be 8.3 years. As at June 30, 2004, the Innisfail area contained 7 (6 net) producing wells. The Partnership also owned 5,115 (4,285 net) developed acres and 160 (160 net) undeveloped acres of land in this area as of June 30, 2004. Operating costs for this area were $4.27/boe for the six months ended June 30, 2004, $4.63/boe for the Trust-Operated Period and $5.29/boe for the nine months ended September 30, 2003.

The wells in this area produce from the Pekisko formation. Both vertical and horizontal wells produce in this area, however, horizontal drilling has been the preferred method of developing this zone with drilling depths at approximately 2,220 metres.

The natural gas production in the Innisfail area is mainly processed at a third party facility under a custom processing agreement. Two operated and two non-operated wells are gathered and processed at another third party facility, where the Partnership owns a 25% working interest. Additionally, the Partnership owns a 10.2% working interest in a third party compressor station located in this area.

Due to the property's proximity to the Markerville Pekisko unit, further optimization and development of the Pekisko production could be identified for possible future exploitation.

WHITECOURT, ALBERTA

The Partnership owns an average working interest of 43.5% in the non-operated Whitecourt property (including approximately 16% of the Whitecourt Unit No. 1 located within this area). Production from the Whitecourt area averaged 139 boe/day for the six months ended June 30, 2004, consisting of 822 mcf/day of natural gas and 2 bbls/day of natural gas liquids, compared to an average of 141 boe/day for the Trust-Operated Period, consisting of 786 mcf/day of natural gas and 10 bbls/day of natural gas liquids, and 186 boe/day for the nine months ended September 30, 2003. The GLJ Report has assigned 941 Mboe of Proved plus Probable Reserves to this area. The Managing Partner estimates the Proved plus Probable Reserve Life Index of this property to be 18.4 years. As at June 30, 2004, the Whitecourt area contained 8 (3 net) producing wells and the Partnership owned 19,316 (6,018 net) developed acres of land and 5,600 (3,983 net) acres of undeveloped land in this area. Operating costs for this area were $4.80/boe for the six months ended June 30, 2004, $4.77/boe for the Trust-Operated Period and $5.32/boe for the nine months ended September 30, 2003.

Production in the Whitecourt area is primarily from the Jurassic and Nordegg formation and the Mississippian and Pekisko formation erosional edges. Drilling depths range from approximately 1,500 to 1,700 metres.

Production from this area is gathered and processed at a third party-owned plant in which the Partnership owns a 4.1763% working interest. The plant has a licensed capacity of 65 Mmcf/day (2.6 Mmcf/day net to the Partnership). As at June 30, 2004, throughput volumes for this natural gas plant were approximately 40% of plant capacity. A portion of the natural gas from this area is compressed at a third party-owned compressor station in which the Partnership owns a 10.23% working interest. In addition, the Partnership has a 15.9366% working interest in the Whitecourt Unit No. 1 compressors and related field booster and a 7.9683% working interest in an additional field booster.

Further development potential exists in this area through additional drilling and well restimulations. Where production from existing wells has declined, the Managing Partner is reviewing the possibility of drilling offsetting, structurally higher locations to optimize production.

PROVOST, ALBERTA

The Partnership owns an average working interest of approximately 89.5% in the Provost property, including an 80% working interest in the Provost Viking Gas Unit No. 2. The Partnership operates the majority of this area that produced an average of 379 boe/day for the six months ended June 30, 2004, consisting of 469 mcf/day of natural gas, 15 bbls/day of natural gas liquids and 286 bbls/day of crude oil, compared to an average of 403 boe/day in the Trust-Operated Period, consisting of 724 mcf/day of natural gas, 3 bbls/day of natural gas liquids and 279 bbls/day of crude oil, and 461 boe/day for the nine months ended September 30, 2003. The GLJ Report has assigned 783 Mboe of Proved plus Probable Reserves to this area. The Managing Partner estimates the Proved plus Probable Reserve Life Index for this area to be approximately 5.4 years. As at June 30, 2004, the Provost area contained 52 (45 net) producing wells and the Partnership owned 11,002 (9,970 net) developed acres and 1,200 (714 net) undeveloped acres of land. Operating costs for this area were $16.93/boe for the six months ended June 30, 2004, $10.95/boe for the Trust-Operated Period and $13.02/boe for the nine months ended September 30, 2003. Operating costs for this property are reflective of the large volumes of water that are utilized in recovery projects plus workover expenses to optimize the production.

The wells in this area produce from within numerous horizons within the Cretaceous zone ranging in depths between 750 to 1,050 metres. Crude oil production is from the Mannville formations and natural gas production is primarily from the Viking formation.

The Partnership also owns an interest in a number of operated facilities in the area. Crude oil and natural gas is handled at three batteries located near Consort (with the Partnership owning a 100% working interest in two of these batteries and a 73% working interest in the third) and one battery located in the Provost area (in which the Partnership has a 100% working interest), as well as a number of single well oil batteries. Processing agreements are in place to handle natural gas from these batteries at natural gas plants located in this area.

The Managing Partner has identified further step-out and infill development locations in the oil producing pools. Further optimization is also expected by further evaluating and optimizing water handling and water injection for the oil pools.

TEEPEE, ALBERTA

On February 18, 2004, the Partnership acquired a 100% working interest in the Teepee property. The Partnership operates the majority of this area that produced an average of 179 boe/day for the six months ended June 30, 2004, consisting of 970 mcf/day of natural gas and 17 bbls/day of natural gas liquids, compared to an average of 341 boe/day for the year ended December 31, 2003, consisting of 1,893 mcf/day of natural gas and 27 bbls/day of natural gas liquids. The GLJ Report has assigned 378 Mboe of Proved plus Probable Reserves to this area. The Managing Partner estimates the Proved plus Probable Reserve Life Index for this area to be approximately 4.6 years. As at June 30, 2004, the Teepee area contained 2 (2 net) producing wells and the Partnership owned 2,558 (1,678 net) developed acres and 4,000 (3,120 net) undeveloped acres of land in this area. Operating costs for this area were $2.78/boe for the six months ended June 30, 2004 and $4.85/boe for the year ended December 31, 2003.

The wells in this area produce primarily from the Charlie Lake formation. The Partnership is currently evaluating the property for future development potential.

BELLSHILL LAKE, ALBERTA

The Partnership owns an average working interest of 5.6% in the non-operated Bellshill Lake property, which includes a 5.44% working interest in the non-operated Bellshill Lake Ellerslie Unit. This property produced an average of 194 boe/day for the six months ended June 30, 2004, consisting of 10 mcf/day of natural gas, 5 bbls/day of natural gas liquids and 188 bbls/day of crude oil, compared to an average of 222 bbls/day of crude oil during the Trust-Operated Period and 243 bbls/day of crude oil for the nine months ended September 30, 2003. The GLJ Report has assigned 914 Mboe of Proved plus Probable Reserves to this area. The Managing Partner estimates that the Proved plus Probable Reserve Life Index for the property to be approximately 10.7 years. As at June 30, 2004, the Bellshill Lake area contained 374 (24 net) producing wells and the Partnership owned 2,118 (301 net) developed acres in this area. Operating costs for this area were $20.66/boe for the six months ended June 30, 2004, $9.34/boe for the Trust-Operated Period and $16.69/boe for the nine months ended September 30, 2003. Operating costs for this property are reflective of the large volumes of water that are utilized in recovery projects plus workover expenses to optimize the production.

Crude oil production in this area is from the Ellerslie formation at a depth of approximately 950 metres. Additional drilling, based on 3-D seismic information, is planned for 2004 and future years to continue to increase recoveries by targeting areas that may provide future optimization opportunities. Additional future optimization is also expected by further evaluating water handling and water injection for this area.

GRANDE PRAIRIE, ALBERTA

The Partnership acquired an average working interest of 54.9% in the Grande Prairie property, including a 1.12% working interest in the Teepee Creek gas plant in this area. The Partnership operates the majority of this area, which produced an average of 314 boe/day for the six months ended June 30, 2004, consisting of 683 mcf/day of natural gas, 13 bbls/day of natural gas liquids and 187 bbls/day of crude oil, compared to an average of 470 boe/day for the year ended December 31, 2003, consisting of 888 mcf/day of natural gas, 13 bbls/day of natural gas liquids and 309 bbls/day of crude oil. The GLJ Report has assigned 253 Mboe of Proved plus Probable Reserves to this area. The Managing Partner estimates the Proved plus Probable Reserve Life Index for the property to be 2.1 years. The Grande Prairie area contained 9 (5 net) producing wells as of June 30, 2004. The Partnership also owned 2,880 (1,402 net) developed acres and 5,920 (3,552 net) undeveloped acres of land in this area as of June 30, 2004. Operating costs for this area were $4.24/boe for the six months ended June 30, 2004 and $3.97/boe for the year ended December 31, 2003.

The wells in this area produce primarily from the Halfway formation which has a well depth of approximately 1,850 metres. Other potential in this area is believed by the Managing Partner to be contained in the Charlie Lake, Nikanassin, Cadomin and Donvegan formations. The natural gas production from this property is processed at a third-party operated gas plant in which the Partnership owns a 1.12% working interest. The field production is gathered and compressed at a third-party operated compressor station in which the Partnership has a 50% working interest.

OTHER PROPERTIES

A number of smaller properties located throughout Alberta comprise the balance of the natural gas and petroleum properties owned by the Partnership. These properties primarily consist of small working interests in unitized properties. These properties represent approximately 11% of the total production from the Partnership's properties for the six months ended June 30, 2004, 14% of the Proved plus Probable Reserves attributed to the Partnership's properties in the GLJ Report and 16% of the Asset Value of the Partnership's Properties. The majority of these properties are operated by third parties.

These additional properties produced an average of 768 boe/day in the six months ended June 30, 2004, consisting of 3,961 mcf/day of natural gas, 110 bbls/day of crude oil and 42 bbls/day of natural gas liquids. The GLJ Report has assigned 3,014 Proved plus Probable Reserves to these minor properties, consisting of 771 Mbbls of crude oil, 12,411 Mmcf of natural gas, and 175 Mbbls of natural gas liquids. These minor properties include operated and non-operated natural gas and oil wells and 46,407 (17,188 net) acres of undeveloped land.

SUMMARY OF PRODUCTION FROM THE PARTNERSHIP'S PROPERTIES

The following table describes the average daily production from the Partnership's natural gas and petroleum properties (all of which are located in Alberta) during the six months ended June 30, 2004:

                                               PRODUCT TYPE
                     -----------------------------------------------------------
                                       LIGHT AND MEDIUM
                     NATURAL GAS         CRUDE OIL          NGLS         TOTAL
       PROPERTY        (MCF/DAY)         (BBLS/DAY)      (BBLS/DAY)    (BOE/DAY)
       --------        ---------         ----------      ----------    ---------
Markerville              8,807                 9              353        1,830
Sylvan Lake              9,227               169              257        1,964
Pouce Coupe              3,015                 3               16          521
Innisfail                1,926                 4              116          441
Whitecourt                 822                --                2          139
Provost                    469               286               15          379
Teepee                     970                --               17          179
Bellshill Lake              10               188                5          194
Grande Prairie             683               187               13          314
Other                    3,691               110               42          768
                        ------               ---              ---        -----
TOTAL                   29,620               956              836        6,729
                        ======               ===              ===        =====

UNDEVELOPED LANDS AND OTHER OPPORTUNITIES

As of June 30, 2004, the Partnership owned approximately 85,517 (45,243 net) acres of undeveloped lands in proximity to existing producing properties. The Managing Partner is conducting a review of available seismic and other data and is developing strategies regarding these undeveloped lands.

The Managing Partner has also identified and continues to evaluate additional opportunities to increase cash flow from its natural gas and petroleum properties by optimizing recovery and production, and implementing additional operational efficiencies to lower operating expenses. Additional opportunities to enhance the value of the properties through lower risk development activities have been identified by the Managing Partner. These opportunities may allow the Partnership to mitigate declines in production, upgrade its reserves and add to its production at costs that are typically lower than through acquisitions.

MARKETING AND RISK MANAGEMENT ARRANGEMENTS

CNGT utilizes a hedging program to manage exposure to fluctuations in commodity prices, to provide greater certainty and stability to distributions, to protect CNGT unitholder return on investment and to help ensure profitability of specific properties or acquisitions. CNGT's hedging activities are conducted pursuant to CNGT's Risk Management Policy approved by the Directors. In accordance with the Risk Management Policy, CNGT may from time to time execute natural gas and liquids hedging transactions with creditworthy third parties in the financial over-the-counter market. For additional information on CNGT's outstanding financial instruments as at June 30, 2004, see Note 8 to CNGT's unaudited consolidated financial statements for the six months ended June 30, 2004.

NATURAL GAS AND PETROLEUM RESERVES

GLJ has prepared the GLJ Report dated July 13, 2004 and effective July 1,
2004. The GLJ Report evaluates the natural gas, natural gas liquids and crude oil reserves attributable to the Partnership's natural gas and petroleum properties prior to provision for income taxes, interest (including Debt
Service Charges), general and administrative expenses, and non-producing well and facility abandonment and future site restoration costs. The following tables do not include the value of any undeveloped lands or seismic data. The price and cost assumptions set forth below do not take into account any financial instruments entered into by CNGT as at such date, details of which are disclosed in Note 8 to CNGT's unaudited consolidated financial statements as at and for the six months ended June 30, 2004. FUTURE NET REVENUES HAVE
BEEN PRESENTED ON THE BASIS THAT NO INCOME TAXES WILL BE PAID BY CNGT AND ITS SUBSIDIARIES IN THE FUTURE AND THEREFORE AFTER-TAX FUTURE NET REVENUES FROM
THE PARTNERSHIP'S NATURAL GAS AND PETROLEUM RESERVES ARE EQUAL TO BEFORE-TAX FUTURE NET REVENUES. SEE "- TAX HORIZON" BELOW. IT SHOULD NOT BE ASSUMED THAT THE DISCOUNTED FUTURE NET PRODUCTION REVENUES ESTIMATED BY GLJ REPRESENT THE FAIR MARKET VALUE OF THE RESERVES. Many of the terms used in the following tables and accompanying notes have the meaning ascribed to them under "Natural Gas and Petroleum Reserves and Production Disclosure and Definitions" in this report. Additional assumptions and qualifications relating to costs, prices for future production, future capital expenditure requirements and other matters are summarized in the notes following the tables. Columns may not add due to rounding.

                 SUMMARY OF NATURAL GAS AND PETROLEUM RESERVES
                 AND NET PRESENT VALUES OF FUTURE NET REVENUE
                              AS OF JULY 1, 2004

                           CONSTANT PRICES AND COSTS

                                                              NATURAL GAS AND PETROLEUM RESERVES
                                         ----------------------------------------------------------------------------
                                               NATURAL            LIGHT AND          NATURAL GAS
                                                 GAS              MEDIUM OIL           LIQUIDS            TOTAL
                                         ------------------   -----------------   -----------------  ----------------
                RESERVES                   GROSS      NET      GROSS      NET      GROSS      NET     GROSS     NET
                CATEGORY                   (MMCF)    (MMCF)   (MBBLS)   (MBBLS)   (MBBLS)   (MBBLS)  (MBOE)   (MBOE)
                --------                   ------    ------   -------   -------   -------   -------  ------   ------
Proved Reserves
   Proved Developed Producing              73,876    58,698     2,020     1,775     2,288     1,671   16,621   13,229
   Proved Developed Non-Producing           3,869     3,234         5         4        44        32      694      576
   Proved Undeveloped                       2,929     2,358        34        40       110        80      632      513
                                          -------    ------     -----     -----     -----     -----   ------   ------
Total Proved Reserves                      80,674    64,290     2,059     1,819     2,442     1,783   17,947   14,318
Probable Reserves                          19,576    15,781       655       566       598       432    4,516    3,628
                                          -------    ------     -----     -----     -----     -----   ------   ------
Total Proved Plus Probable Reserves       100,250    80,071     2,715     2,385     3,040     2,215   22,463   17,946
                                          =======    ======     =====     =====     =====     =====   ======   ======

                                                        NET PRESENT VALUES OF FUTURE
                                          --------------------------------------------------------
                                                                NET REVENUE
                                                            BEFORE INCOME TAXES,
                                          --------------------------------------------------------
                                                           DISCOUNTED AT (% YEAR)
                  RESERVES
                  CATEGORY                    0          5           10          15         20
                  ---------                -------    -------     -------     -------     -------
                                                              (IN $ THOUSANDS)
     Proved Reserves
       Proved Developed Producing          367,572    275,698     224,184     191,108     167,910
       Proved Developed Non-Producing       18,308     13,062      10,245       8,486       7,270
       Proved Undeveloped                   13,804      9,071       6,392       4,716       3,590
                                           -------    -------     -------     -------     -------
     Total Proved Reserves                 399,684    297,831     240,820     204,310     178,770
     Probable Reserves                     107,189     62,870      43,599      33,159      26,667
                                           -------    -------     -------     -------     -------
     Total Proved Plus Probable Reserves   506,873    360,701     284,419     237,469     205,437
                                           =======    =======     =======     =======     =======

                 SUMMARY OF NATURAL GAS AND PETROLEUM RESERVES
                 AND NET PRESENT VALUES OF FUTURE NET REVENUE
                              AS OF JULY 1, 2004

                           FORECAST PRICES AND COSTS

                                                              NATURAL GAS AND PETROLEUM RESERVES
                                           -------------------------------------------------------------------------
                                               NATURAL            LIGHT AND          NATURAL GAS
                                                 GAS              MEDIUM OIL           LIQUIDS            TOTAL
                                           ----------------   -----------------   -----------------  ---------------
                RESERVES                   GROSS      NET      GROSS      NET      GROSS      NET     GROSS     NET
                CATEGORY                   (MMCF)    (MMCF)   (MBBLS)   (MBBLS)   (MBBLS)   (MBBLS)  (MBOE)   (MBOE)
                --------                   ------    ------   -------   -------   -------   -------  ------   ------
Proved Reserves
   Proved Developed Producing              72,996    57,936     1,939     1,707     2,266     1,661   16,371   13,024
   Proved Developed Non-Producing           3,846     3,218         5         4        44        32      690      573
   Proved Undeveloped                       2,929     2,358        34        40       110        81      632      514
                                           ------    ------     -----     -----     -----     -----   ------   ------
Total Proved Reserves                      79,771    63,512     1,978     1,751     2,420     1,774   17,693   14,110
Probable Reserves                          19,506    15,718       613       532       597       434    4,462    3,586
                                           ------    ------     -----     -----     -----     -----   ------   ------
Total Proved Plus Probable Reserves        99,277    79,230     2,591     2,283     3,017     2,208   22,155   17,696
                                           ======    ======     =====     =====     =====     =====   ======   ======

                                                        NET PRESENT VALUES OF FUTURE
                                          --------------------------------------------------------
                                                                NET REVENUE
                                                            BEFORE INCOME TAXES,
                                          --------------------------------------------------------
                                                           DISCOUNTED AT (% YEAR)
                  RESERVES
                  CATEGORY                    0          5           10          15         20
                  ---------                -------    -------     -------     -------     -------
                                                              (IN $ THOUSANDS)
     Proved Reserves
       Proved Developed Producing          273,298    212,132     177,481     154,999     139,032
       Proved Developed Non-Producing       14,933     10,531       8,257       6,869       5,921
       Proved Undeveloped                    9,570      6,100       4,140       2,924       2,114
                                           -------    -------     -------     -------     -------
     Total Proved Reserves                 297,801    228,763     189,878     164,792     147,068
     Probable Reserves                      81,760     47,709      33,175      25,428      20,645
                                           -------    -------     -------     -------     -------
     Total Proved Plus Probable Reserves   379,561    276,472     223,052     190,221     167,713
                                           =======    =======     =======     =======     =======

Notes:
(1) All natural gas reserve values are reserves remaining after deducting surface losses due to processing shrinkage and raw gas used as lease fuel.

(2) Prices for oil F.O.B. Edmonton are based upon 40(0) API oil having less than 0.4% sulphur. Prices for natural gas are based upon a base pressure of 14.65 pounds per square inch and base temperature of 60(0)F. The wellhead oil prices were adjusted for quality and transportation to reflect the actual price to be received. The natural gas price adjusted, where necessary, only for heating values and the differing costs of service applied by various purchasers. The natural gas liquids prices were adjusted to reflect current prices received.

(3) The forecast price and cost case assumes the continuance of current laws and regulations, and any increase in selling prices also takes inflation into account. The estimated future net revenue to be received from the production of the reserves was based on an inflation rate of 1.5% per year, an exchange rate of Cdn$1.00 = US$0.75 and the following product price forecasts supplied by GLJ:

                           CRUDE OIL
              -------------------------------------------                           NATURAL GAS LIQUIDS
                WTI         EDMONTON        CROMER                                      FOB FIELD GATE
              CUSHING       PAR PRICE       MEDIUM           NATURAL GAS       ------------------------------------
              OKLAHOMA   40(DEGREE) API  29.3(DEGREE) API  AECO GAS PRICE      PROPANE       BUTANE      PENTANE
YEAR          ($US/BBL)     ($CDN/BBL)    ($CDN/BBL)         ($CDN/MMBTU)      $CDN/BBL)    ($CDN/BBL)   ($CDN/BBL)
----          ---------     ----------    ----------         ------------      ---------    ----------   ----------
2004            37.50         49.25          44.00               7.55            38.25         41.25       49.75
2005            32.00         41.75          37.25               6.20            29.75         32.75       42.25
2006            29.00         37.75          33.75               5.65            25.75         27.75       38.25
2007            27.00         35.25          31.25               5.35            22.50         25.00       35.75
2008            26.00         33.75          29.75               5.20            21.50         23.75       34.25
2009            26.00         33.75          29.75               5.20            21.50         23.75       34.25
2010            26.00         33.75          29.75               5.20            21.50         23.75       34.25
2011            26.00         33.75          29.75               5.20            21.50         23.75       34.25
2012            26.25         34.00          30.00               5.25            21.75         24.00       34.50
2013            26.50         34.50          30.50               5.35            22.00         24.50       35.00
2014            27.00         35.00          31.00               5.45            22.50         24.75       35.50
2015 +          +1.5%         +1.5%          +1.5%              +1.5%            +1.5%         +1.5%       +1.5%

     For the period ended December 31, 2003, the Partnership received a weighted average price (before hedging) of $6.07/mcf of natural gas, $34.32/bbl of crude oil and $33.35/bbl of natural gas liquids.

(4) The constant price and cost case assumes the continuance of product prices at June 30, 2004 and operating costs projected for the remainder of 2004, and the continuance of current laws and regulations. Product prices have not been escalated beyond this date nor have operating and capital costs been increased on an inflationary basis. The future net revenue to be received from the production of the reserves was based on an exchange rate of Cdn$1.00 = US$0.75 and the following prices supplied by
     GLJ:

                  CRUDE OIL
     -------------------------------------------                           NATURAL GAS LIQUIDS
       WTI         EDMONTON        CROMER                                      FOB FIELD GATE
     CUSHING       PAR PRICE       MEDIUM           NATURAL GAS       ------------------------------------
     OKLAHOMA   40(DEGREE) API  29.3(DEGREE) API  AECO GAS PRICE      PROPANE       BUTANE      PENTANE
     ($US/BBL)     ($CDN/BBL)    ($CDN/BBL)         ($CDN/MMBTU)      $CDN/BBL)    ($CDN/BBL)   ($CDN/BBL)
     ---------     ----------    ----------         ------------      ---------    ----------   ----------
       37.05          47.01         41.76                6.62            36.01        39.01        47.51

(5) The undiscounted total future net revenue by reserves categories as of July 1, 2004, using both constant and forecast prices and costs, is set forth below:

                                                                                           ABANDONMENT
                                                                                               AND
                                                               OPERATING     DEVELOPMENT   RECLAMATION    FUTURE NET
       RESERVES CATEGORY            REVENUE      ROYALTIES       COSTS          COSTS         COSTS        REVENUE
       -----------------            -------      ---------       -----          -----         -----        -------
                                                                   (in $ thousands)
CONSTANT PRICES AND COSTS
   Proved Reserves                  719,428       146,168       151,433         9,977         12,166       399,684
   Proved Plus Probable Reserves    901,981       184,071       186,003        12,168         12,866       506,873
FORECAST PRICES AND COSTS
   Proved Reserves                  611,298       120,818       167,347        10,792         14,539       297,801
   Proved Plus Probable Reserves    773,194       152,703       211,915        13,044         15,971       379,561

(6) The net present value of future net revenue by reserves category and production group as of July 1, 2004, using both constant and forecast prices and costs and discounted at 10% per year, is set forth below:

                                                                                FUTURE NET REVENUE
                                                                             (DISCOUNTED AT 10%/YEAR)
                                                             --------------------------------------------------------
      RESERVES CATEGORY              PRODUCTION GROUP         CONSTANT PRICES AND COSTS    FORECAST PRICES AND COSTS
      -----------------              ----------------         -------------------------    -------------------------
                                                                                 (in $ thousands)
Proved Reserves                 Light and Medium Crude Oil(a)          20,775                       13,630
                                Natural Gas(b)                         225,628                      182,384
Proved Plus Probable Reserves   Light and Medium Crude Oil(a)           26,769                       17,431
                                Natural Gas(b)                         262,978                      211,527

     (a) Light and medium crude oil dominated properties. Includes solution gas and other by-products.

     (b) Natural gas dominated properties. Includes by-products but excludes solution gas from oil wells.

(7) The following table discloses for each product type GLJ's estimate of the total volume of average daily Proved plus Probable production (on a company interest basis) from the Partnership's properties for the remainder of 2004 (including separately for each of the Markerville and Sylvan Lake properties, as each is anticipated to provide in excess of 20% of the total production from the Partnership's properties in the remainder of 2004):

                                                                                          TOTAL ESTIMATED
                PRODUCT TYPE                   MARKERVILLE           SYLVAN LAKE            PRODUCTION
                ------------                   -----------           -----------            ----------
     Natural gas (mcf/day)                        9,596                 8,422                 31,713
     Light and medium crude oil                      --                   125                  1,009
     (bbls/day)
     Natural gas liquids (bbls/day)                 373                   340                    934
     Total liquids (bbls/day)                       373                   465                  1,943
     Total (boe/day)                              1,973                 1,869                  7,229

(8) The amount of development costs deducted in the estimated net present value of future net revenue is as follows (see also "Development Activities and Costs" below):

                      CONSTANT PRICES AND COSTS                         FORECAST PRICES AND COSTS
                    ------------------------------    --------------------------------------------------------------
                           PROVED RESERVES                   PROVED RESERVES           PROVED PLUS PROBABLE RESERVES
                    ------------------------------    -----------------------------    -----------------------------
                                     DISCOUNTED AT                    DISCOUNTED AT                    DISCOUNTED AT
      YEAR          UNDISCOUNTED       10%/YEAR       UNDISCOUNTED      10%/YEAR       UNDISCOUNTED       10%/YEAR
      ----          ------------       --------       ------------      --------       ------------       --------
                                                            (in $ thousands)
2004                      525              513             525              513              589             575
2005                    4,710            4,282           4,780            4,345            6,736           6,124
2006                      296              245             305              252              325             269
2007                      296              222             309              232              304             228
2008                      438              299             466              318              502             343
Remaining               3,712            1,360           4,407            1,580            4,588           1,649
                        -----            -----          ------            -----           ------           -----
TOTAL                   9,977            6,921          10,792            7,240           13,044           9,188
                        =====            =====          ======            =====           ======           =====

(9) As of July 1, 2004, the Partnership had no Proved plus Probable Reserves which were capable of production but which were not on production.

(10) The extent and character of the Partnership's interests evaluated in the GLJ Report and all factual data supplied by the Managing Partner to GLJ were accepted by GLJ as represented. The crude oil and natural gas reserve calculations and any projections on which the GLJ Report is based were determined with generally accepted petroleum engineering evaluation practices.


NATURAL GAS AND OIL WELLS AND UNPROVED PROPERTIES

The following table summarizes, as at June 30, 2004, the Partnership's interests in producing wells and in non-producing wells which, as of June 30, 2004, were not producing but may be capable of production, along with the Partnership's interests in Unproved properties. Although many wells produce both crude oil and natural gas, a well is categorized as an oil well or a natural gas well based upon the proportion of crude oil or natural gas production. As of June 30, 2004, the Partnership had assigned a value of approximately $5,598,000 to its undeveloped land holdings.

                              PRODUCING WELLS                      NON-PRODUCING WELLS          UNPROVED PROPERTIES
                   ------------------------------------      -------------------------------   --------------------
                         OIL              NATURAL GAS             OIL           NATURAL GAS     (THOUSAND OF ACRES)
                   --------------       ---------------      ------------     --------------   --------------------
                   GROSS      NET       GROSS       NET      GROSS    NET     GROSS      NET     GROSS       NET
                   -----      ---       -----       ---      -----    ---     -----      ---     -----       ---
Markerville         --         --         28         20        --      --        3         3     6,322      6,199
Sylvan Lake         32         11         65         32        33       8       12         5     9,190      7,644
Pouce Coupe          3          2         29         11         2       1        5         3     6,720      2,683
Innisfail           --         --          7          6        --      --        1         1      160         160
Whitecourt          --         --          8          3         1       1        6         2     5,600      3,983
Provost             47         43          5          2        44      20        4         4     1,200       714
Teepee              --         --          2          2        --      --       --        --     4,000      3,120
Bellshill Lake     374         24          1         --       110       6        1        --        --         --
Grande Prairie       7          4          2          1        --      --        1        --     5,920      3,552
Other              429         17        229         30       348      13      120        15    46,405     17,188
                   ---        ---        ---        ---       ---      --      ---        --    ------     ------
TOTAL              892        101        376        107       538      49      153        33    85,517     45,243
                   ===        ===        ===        ===       ===      ==      ===        ==    ======     ======

The Partnership expects its rights to explore or develop on approximately 16,332 net acres (consisting of 13,772 net acres attributable to working interest lands and 2,560 net acres attributable to royalty interest lands) to expire prior to June 30, 2005. The Partnership has no work commitments on these properties.

DEVELOPMENT ACTIVITIES AND COSTS

The primary operational focus of the Partnership is to pursue growth opportunities primarily through maintaining and increasing natural gas production on a cost-effective basis through acquisitions and development and the exploitation of existing reserves. The Partnership has an active program of attracting risk capital from conventional exploration and production companies through farm-out and partnering agreements. The Partnership currently does not, and does not intend to, participate in high risk exploration activities. Development efforts concentrate on optimizing production from existing and new reserves, and developing new properties in a cost effective manner. The Partnership has initiated a property rationalization program and any sale proceeds may be used to acquire interests in core areas or new prospects with exploitation opportunities.

In the period from October 15, 2003 to December 31, 2003, the Partnership commenced its core Markerville capital program with the drilling of one gross (0.8 net) of 4 planned wells. In addition, the Partnership participated, through non-operated properties, in the drilling of 3 gross (1 net) natural gas development wells. For the six months ended June 30, 2004, the Partnership participated in the drilling of 15 gross (3 net) natural gas development wells. Drilling activity included the completion of the Markerville capital program. All 4 gross (3.4 net) wells were producing as of May 2004 with a 100% net well success rate. There were no dry wells drilled during the period. The Partnership did not participate in drilling any exploratory wells in any such periods. The Partnership currently intends to focus its future development activities in its existing core areas.

The future development costs described in Note 8 to the Partnership's reserves tables under "Natural Gas and Petroleum Reserves" are capital expenditures required in the future for the Partnership to convert Proved Undeveloped Reserves and Probable Reserves into Proved Developed Producing Reserves. The Partnership anticipates that its future development costs will be financed through a combination of internally-generated cash flow, equity financings, farm-outs and by borrowings under its credit facilities. Based on both the current and forecast price and cost assumptions in the GLJ Report, all of the expenditures included in those future development costs are currently economic as they enhance the net present values of the Partnership's Proved Developed Reserves.

QUARTERLY PRODUCTION HISTORY

The following table sets forth the average daily production volumes from the Partnership's properties for the first two quarters of 2004 and for the Trust-Operated Period from October 15 to December 31, 2003, together with the production from the Initial Properties for the first three fiscal quarters of 2003 prior to their acquisition by the Partnership. Production from the Purchased Properties has been included since February 18, 2004, the date on which they were acquired by the Partnership.

                                                                     YEAR ENDED DECEMBER 31, 2004
                                                  -------------------------------------------------------------------
                                                     FIRST        SECOND        THIRD         FOURTH      TOTAL FOR
                                                    QUARTER       QUARTER      QUARTER       QUARTER     YEAR TO DATE
                                                    -------       -------      -------       -------     ------------
Natural gas (mcf/day)                                26,876        32,364         N/A           N/A         29,620
Light and medium crude oil (bbls/day)                   866         1,047         N/A           N/A            956
Natural gas liquids (bbls/day)                          790           882         N/A           N/A            836
Total liquids (bbls/day)                              1,656         1,929         N/A           N/A          1,792
Total (boe/day)                                       6,135         7,323         N/A           N/A          6,729


                                                                      YEAR ENDED DECEMBER 31, 2003
                                                  -------------------------------------------------------------------
                                                                                            OCTOBER 15
                                                     FIRST        SECOND         THIRD     TO DECEMBER     TOTAL FOR
                                                  QUARTER(1)    QUARTER(1)    QUARTER(1)        31           YEAR
                                                  ----------    ----------    ----------      ------         ----
Natural gas (mcf/day)                               25,133        24,001        23,758        22,631        23,880
Light and medium crude oil (bbls/day)                1,045         1,147           947           897         1,008
Natural gas liquids (bbls/day)                         958           880           881           772           868
Total liquids (bbls/day)                             2,003         2,027         1,828         1,669         1,876
Total (boe/day)                                      6,192         6,027         5,788         5,441         5,856

Note:
(1)  Based on information provided by Calpine.


QUARTERLY NETBACK HISTORY

The following tables set forth the average netbacks received from the Partnership's properties for the first two fiscal quarters of 2004 and the Trust-Operated Period from October 15 to December 31, 2003, together with the netbacks received on the Initial Properties for the first three fiscal quarters of 2003 prior to their acquisition by the Partnership. Netbacks for the Purchased Properties have been included since February 18, 2004, the date on which they were acquired by the Partnership.

CRUDE OIL PROPERTIES ($/BBL)

                                                                YEAR ENDED DECEMBER 31, 2004
                                          ------------------------------------------------------------------------
                                           FIRST           SECOND       THIRD           FOURTH        TOTAL FOR
                                          QUARTER         QUARTER      QUARTER          QUARTER       YEAR TO DATE
                                          -------         -------      -------          -------       ------------
Sales price                               $ 37.25         $ 45.55          N/A              N/A          $ 43.10
Hedging gains (costs)                          --              --          N/A              N/A               --
Royalties                                    6.45           14.08          N/A              N/A            10.89
Operating costs(2)                          12.53            9.72          N/A              N/A             9.96
Netback                                   $ 18.27         $ 21.75          N/A              N/A          $ 22.25


                                                                YEAR ENDED DECEMBER 31, 2003
                                          ------------------------------------------------------------------------
                                           FIRST           SECOND       THIRD           FOURTH        TOTAL FOR
                                          QUARTER         QUARTER      QUARTER          QUARTER       YEAR TO DATE
                                          -------         -------      -------          -------       ------------
Sales price                               $ 44.69         $ 35.09      $ 35.51          $ 33.11          $ 37.29
Hedging gains (costs)                          --              --           --               --               --
Royalties                                    7.72            6.61         6.32             5.39             6.56
Operating costs(2)                          12.88           13.06        14.32            12.62            13.44
Netback                                   $ 24.09         $ 15.42      $ 14.87          $ 15.10          $ 17.29

NATURAL GAS PROPERTIES ($/MCF)

                                                                YEAR ENDED DECEMBER 31, 2004
                                          ------------------------------------------------------------------------
                                           FIRST           SECOND       THIRD           FOURTH        TOTAL FOR
                                          QUARTER         QUARTER      QUARTER          QUARTER       YEAR TO DATE
                                          -------         -------      -------          -------       ------------
Sales price                               $  6.30         $  7.23          N/A              N/A          $  6.90
Hedging gains (costs)                        0.50           (0.39)         N/A              N/A             0.02
Royalties                                    1.60            1.58          N/A              N/A             1.61
Operating costs(2)                           0.71            0.78          N/A              N/A             0.73
Netback                                   $  4.49         $  4.48          N/A              N/A          $  4.58


                                                               YEAR ENDED DECEMBER 31ST, 2003
                                          ------------------------------------------------------------------------
                                           FIRST           SECOND       THIRD           FOURTH        TOTAL FOR
                                          QUARTER         QUARTER      QUARTER          QUARTER       YEAR TO DATE
                                          -------         -------      -------          -------       ------------
Sales price                               $  7.86         $  6.60      $  5.88          $  5.97          $  6.59
Hedging gains (costs)                          --              --           --             1.07             1.07
Royalties                                    2.00            1.68         1.48             1.52             1.68
Operating costs(2)                           0.66            0.74         0.62             0.61             0.61
Netback                                   $  5.20         $  4.18      $  3.78          $  4.91          $  5.37

AVERAGE SELLING PRICE

                                                                YEAR ENDED DECEMBER 31, 2004
                                          ------------------------------------------------------------------------
                                           FIRST           SECOND       THIRD           FOURTH        TOTAL FOR
                                          QUARTER         QUARTER      QUARTER          QUARTER       YEAR TO DATE
                                          -------         -------      -------          -------       ------------
Light and medium crude oil ($/bbl)        $ 40.32         $ 45.98          N/A              N/A          $ 43.42
NGLs ($/bbl)                                35.46           39.80          N/A              N/A            37.75
Natural gas ($/mcf)                          6.64            7.32          N/A              N/A             7.01

                                                                YEAR ENDED DECEMBER 31, 2003
                                          ------------------------------------------------------------------------
                                           FIRST           SECOND       THIRD           FOURTH        TOTAL FOR
                                          QUARTER         QUARTER      QUARTER          QUARTER       YEAR TO DATE
                                          -------         -------      -------          -------       ------------
Light and medium crude oil ($/bbl)        $ 46.76         $ 36.49      $ 36.05          $ 34.32          $ 38.52
NGLs ($/bbl)                                40.21           31.62        29.45            33.35            33.61
Natural gas ($/mcf)                          8.61            6.54         6.08             6.07             6.84

(1)  Based on information provided by Calpine.

(2) Operating costs are costs incurred to operate and maintain wells and related equipment and facilities, including operating costs of support equipment used in oil and gas activities and other costs of operating and maintaining those wells and related equipment and facilities. Examples of operating costs include items such as field staff labour costs, costs of materials, supplies and fuel consumed and supplies utilized in operating the wells and related equipment (such as power, chemicals and lease rentals), repairs and maintenance costs, property taxes, insurance costs, costs of workovers, processing and treating fees, overhead fees, taxes (other than income and capital taxes) and other costs.


RECONCILIATION OF RESERVES

GROSS RESERVES

The table below reconciles the gross natural gas and petroleum reserves of the Partnership from June 30, 2003 (the effective date of the GLJ reserve report contained in CNGT's IPO prospectus) to December 31, 2003, and from December 31, 2003 to July 1, 2004, using forecast prices and costs.

                                            NATURAL GAS                            LIGHT AND MEDIUM CRUDE OIL
                            ------------------------------------------       ---------------------------------------
                                                           PROVED PLUS                                   PROVED PLUS
                                              PROBABLE       PROBABLE        PROVED         PROBABLE       PROBABLE
         FACTORS            PROVED (MMCF)      (MMCF)         (MMCF)         (MBBLS)        (MBBLS)         (MBBLS)
         -------            -------------      ------         ------         -------        -------         -------
JUNE 30, 2003                  76,787          13,954         90,741           1,956            501           2,457
   Extensions                     300             400            700              --             --              --
   Improved Recovery              300              --            300              --             --              --
   Technical Revisions         (9,322)          3,047         (6,275)             86            100             186
   Discoveries                     --             300            300              10              3              13
   Acquisitions                    --              --             --              --             --              --
   Dispositions                  (200)            (20)          (220)             --             --              --
   Economic Factors                --              --             --              --             --              --
   Production                  (4,290)             --         (4,290)           (178)            --            (178)
                               ------          ------         ------          ------          -----           -----
DECEMBER 31, 2003              63,575          17,681         81,256           1,874            604           2,478
   Extensions                     200             100            300              --             --              --
   Improved Recovery              100              30            130               6              1               7
   Technical Revisions          4,703            (956)         3,747             123            (16)            107
   Discoveries                     --              --             --              --             --              --
   Acquisitions                17,315           2,732         20,047             160             50             210
   Dispositions                    --              --             --              --             --              --
   Economic Factors               188             (81)           107              36            (26)             10
   Production                  (6,310)             --         (6,310)           (221)            --            (221)
                               ------          ------         ------          ------          -----           -----
JULY 1, 2004                   79,771          19,506         99,277           1,978            613           2,591
                               ======          ======         ======          ======          =====          ======

                                        NATURAL GAS LIQUIDS                                  TOTAL
                            ------------------------------------------       ---------------------------------------
                                                           PROVED PLUS                                   PROVED PLUS
                                              PROBABLE       PROBABLE        PROVED         PROBABLE       PROBABLE
         FACTORS            PROVED (MMCF)      (MMCF)         (MMCF)         (MBBLS)        (MBBLS)         (MBBLS)
         -------            -------------      ------         ------         -------        -------         -------
JUNE 30, 2003                   2,777             454          3,231          17,531          3,281          20,812
   Extensions                      13              15             28              63             82             145
   Improved Recovery               14               1             15              64              1              65
   Technical Revisions           (210)            174            (36)         (1,677)           782            (896)
   Discoveries                     --              --             --              10             53              63

                                        NATURAL GAS LIQUIDS                                  TOTAL
                            ------------------------------------------       ---------------------------------------
                                                           PROVED PLUS                                   PROVED PLUS
                                              PROBABLE       PROBABLE        PROVED         PROBABLE       PROBABLE
         FACTORS            PROVED (MMCF)      (MMCF)         (MMCF)         (MBBLS)        (MBBLS)         (MBBLS)
         -------            -------------      ------         ------         -------        -------         -------
   Acquisitions                    --              --             --              --             --              --
   Dispositions                    (4)             (1)            (5)            (37)            (4)            (41)
   Economic Factors                --              --             --              --             --              --
   Production                    (157)             --           (157)         (1,050)            --          (1,050)
                               ------          ------         ------          ------          -----           -----
DECEMBER 31, 2003               2,434             643          3,077          14,904          4,194          19,097
   Extensions                      --              --             --              33             17              50
   Improved Recovery               --              --             --              22              6              29
   Technical Revisions             10             (69)           (59)            918           (244)            672
       Discoveries                 --              --             --              --             --              --
       Acquisitions               173              27            200           3,219            532           3,751
       Dispositions                --              --             --              --             --              --
     Economic Factors               5              (4)             1              72            (44)             29
        Production               (202)             --           (202)         (1,475)            --          (1,475)
                               ------          ------         ------          ------          -----           -----
JULY 1, 2004                    2,420             597          3,017          17,693          4,461          22,154
                               ======          ======         ======          ======          =====          ======

NET RESERVES

The table below reconciles the net natural gas and petroleum reserves of the Partnership from June 30, 2003 (the effective date of the GLJ reserve report contained in CNGT's IPO prospectus) to December 31, 2003, and from December 31, 2003 to July 1, 2004 using forecast prices and costs.

                                            NATURAL GAS                            LIGHT AND MEDIUM CRUDE OIL
                            ------------------------------------------       ---------------------------------------
                                                           PROVED PLUS                                   PROVED PLUS
                                              PROBABLE       PROBABLE        PROVED         PROBABLE       PROBABLE
         FACTORS            PROVED (MMCF)      (MMCF)         (MMCF)         (MBBLS)        (MBBLS)         (MBBLS)
         -------            -------------      ------         ------         -------        -------         -------
JUNE 30, 2003                  60,218          10,807         71,025           1,706            437           2,143
   Extensions                     262             250            511              --             --              --
   Improved Recovery              207              15            222              --             --              --
   Technical Revisions         (6,582)          2,788         (3,793)            253             13             267
   Discoveries                     20             200            220               9              2              11
   Acquisitions                    --              --             --              --             --              --
   Dispositions                  (161)            (21)          (182)             --             --              --
   Economic Factors              (191)             (1)          (192)           (159)            71             (89)
   Production                  (3,290)             --         (3,290)           (149)            --            (149)
                               ------          ------         ------          ------          -----           -----
DECEMBER 31, 2003              50,483          14,038         64,521           1,660            523           2,183
   Extensions                     160              78            238              --             --              --
   Improved Recovery              76               23             99               5              1               6
   Technical Revisions          4,303            (469)         3,834             120             (9)            111
   Discoveries                     --              --             --              --             --              --
   Acquisitions                13,127           2,102         15,229             128             39             167
   Dispositions                    --              --             --              --             --              --
   Economic Factors               151             (54)            97              28            (22)              6
   Production                  (4,788)             --         (4,788)           (190)            --            (190)
                               ------          ------         ------          ------          -----           -----
JULY 1, 2004                   63,512          15,718         79,230           1,751            532           2,283
                               ======          ======         ======          ======          =====          ======

                                        NATURAL GAS LIQUIDS                                  TOTAL
                            ------------------------------------------       ---------------------------------------
                                                           PROVED PLUS                                   PROVED PLUS
                                              PROBABLE       PROBABLE        PROVED         PROBABLE       PROBABLE
         FACTORS            PROVED (MMCF)      (MMCF)         (MMCF)         (MBBLS)        (MBBLS)         (MBBLS)
         -------            -------------      ------         ------         -------        -------         -------
JUNE 30, 2003                   2,004             324          2,328          13,746          2,562          16,308
   Extensions                       9              11             20              53             53             106
   Improved Recovery               10               1             11              45              3              48
   Technical Revisions           (132)            126             (6)            (976)          604            (372)
   Discoveries                     --              --             --              12             35              47
   Acquisitions                    --              --             --              --             --              --
   Dispositions                    (3)             --             (4)            (30)            (4)            (34)
   Economic Factors                (3)             --             (3)           (194)            70            (124)
   Production                    (113)             --           (113)           (810)            --            (810)
                               ------          ------         ------          ------          -----           -----
DECEMBER 31, 2003               1,772             461          2,233          11,846          3,324          15,170
   Extensions                      --              --             --              27             13             40
   Improved Recovery               --              --             --              17              5              23
   Technical Revisions             26             (45)           (19)            863           (132)            730
   Discoveries                     --              --             --              --             --              --
   Acquisitions                   121              19            140           2,437            408           2,845
   Dispositions                    --              --             --              --             --              --
   Economic Factors                 1              (1)            --              54            (32)             22
   Production                    (146)             --           (146)         (1,134)            --          (1,134)
                               ------          ------         ------          ------          -----           -----
JULY 1, 2004                    1,774             434          2,208          14,110          3,586          17,696
                               ======          ======         ======          ======          =====          ======

RECONCILIATION OF CHANGES IN NET PRESENT VALUE OF FUTURE NET REVENUE

The following table sets forth a reconciliation of changes in the net present value of estimated future revenues associated with the Partnership's net Proved Reserves from June 30, 2003 (the effective date of the GLJ reserve report contained in CNGT's IPO prospectus) to December 31, 2003, and from December 31, 2003 to July 1, 2004, using constant prices and costs and discounted at 10% per year.

PERIOD AND FACTOR                                                                                     AMOUNT
-----------------                                                                                     ------
                                                                                                 (in $ thousands)
ESTIMATED FUTURE NET REVENUE AT JUNE 30, 2003                                                        $199,685
    Sales and Transfers of Oil,  Natural Gas and NGLs  Produced,  Net of Production  Costs and        (22,672)
    Royalties
    Net Change in Prices, Production Costs and Royalties Related to Future Production                  (9,855)
    Changes in Previously Estimated Development Costs Incurred During the Period                       (2,666)
    Changes in Estimated Future Development Costs                                                        (299)
    Extensions and Improved Recovery                                                                    1,764
    Discoveries                                                                                           216
    Acquisitions of Reserves                                                                               --
    Dispositions of Reserves                                                                               --
    Net Change Resulting from Revisions in Quantity Estimates                                         (10,771)
    Accretion of Discount                                                                              14,838
    Net Change in Income Taxes                                                                            N/A
                                                                                                     --------
ESTIMATED FUTURE NET REVENUE AT DECEMBER 31, 2003                                                    $170,240
    Sales and Transfers of Oil,  Natural Gas and NGLs  Produced,  Net of Production  Costs and        (32,328)
    Royalties
    Net Change in Prices, Production Costs and Royalties Related to Future Production                  30,271
    Changes in Previously Estimated Development Costs Incurred During the Period                        3,895
    Changes in Estimated Future Development Costs                                                        (416)
    Extensions and Improved Recovery                                                                      504
    Discoveries                                                                                            --

PERIOD AND FACTOR                                                                                     AMOUNT
-----------------                                                                                     ------
                                                                                                 (in $ thousands)
    Acquisitions of Reserves                                                                           41,910
    Dispositions of Reserves                                                                               --
    Net Change Resulting from Revisions in Quantity Estimates                                          14,528
    Accretion of Discount                                                                              12,216
    Net Change in Income Taxes                                                                            N/A
                                                                                                     --------
ESTIMATED FUTURE NET REVENUE AT JULY 1, 2004                                                         $240,820
                                                                                                     ========

HISTORICAL UNDEVELOPED RESERVES

The following table discloses the volumes of Undeveloped Reserves of the Partnership that were first attributed in 2003 and as at July 1, 2004.

                                PROVED UNDEVELOPED RESERVES                   PROBABLE UNDEVELOPED RESERVES
                       -----------------------------------------      --------------------------------------------
                        HEAVY      LIGHT AND                                       MEDIUM
                        CRUDE      MEDIUM                NATURAL        HEAVY       CRUDE
                        OIL        CRUDE OIL   NGLS        GAS        CRUDE OIL      OIL      NGLS       NATURAL
                       (MBBLS)      (MBBLS)   (MBBLS)     (MMCF)       (MBBLS)     (MBBLS)   (MBBLS)    GAS (MMCF)
                       -------      -------   -------     ------       -------     -------   -------    ----------
2003                       --                     246      6,377            --         249       321         9,742
As at July 1, 2004         --                     110      2,954            --         209        36         2,352

The significant majority of the Proved Undeveloped Reserves are attributable to horizontal development drilling in the Markerville field over years 2004 and 2005. The majority of the Probable Undeveloped Reserves are allocated to the Sylvan Lake field for recompletions and redrilling into undeveloped zones, following depletion of current producing reserves over the next several years.

ABANDONMENT AND RECLAMATION COSTS

The Partnership is liable for its share of ongoing environmental obligations and for the ultimate abandonment and reclamation costs for its natural gas and petroleum properties (including surface leases, wells, facilities and pipelines) upon abandonment. The Partnership identifies obligations related to natural gas and petroleum properties by estimating the present value of expected future costs to reclaim and abandon these properties and the timing of the costs to be incurred in future periods. These estimates are currently based on 239 net wells and 30 net facilities in respect of which the Partnership expects to incur such costs. The Partnership anticipates the total amount of such costs to be approximately $16.3 million on an undiscounted basis and $6.4 million discounted at 10%. For additional information, see Note 7 to CNGT's unaudited consolidated financial statements as at and for the six months ended June 30, 2004. Of this amount, the Partnership anticipates that approximately $557,000 will be incurred in the next three financial years.

Ongoing environmental obligations will generally be funded out of cash flow. Those obligations will reduce the amount of the Partnership Distributable Cash that is ultimately payable to CNGT and the CNGT unitholders. The Partnership has established a reclamation fund into which $120,000 cash plus interest earned was contributed during the period ended December 31, 2003 and $357,000 cash plus interest earned net of contributions was contributed during the six months ended June 30, 2004. Future contributions are currently set at approximately $0.28/boe in order to provide for future abandonment and site reclamation costs. Contributions to the reclamation fund may be adjusted by the Partnership from time to time based on its assessment of its share of expected environmental and final site reclamation costs.

The estimates of total Proved Reserves associated with the Partnership's properties and the present worth of future net cash flows from such reserves contained in the GLJ Report (based on forecast prices and costs on an undiscounted basis) include expenditures of approximately $14,539,000 associated with the abandonment of current producing and future wells but do not include any provision for non-producing wells or facility abandonment and site restoration costs.

ENVIRONMENTAL AND SAFETY MATTERS

CNGT and its operating subsidiaries, through the Managing Partner, conduct their operations with a commitment to the health of their employees and the public, as well as the long-term enhancement and protection of the environment. The Managing Partner intends to perform all work safely and to comply with all corporate and regulatory requirements. The Managing Partner operates in accordance with a comprehensive safety, health and environment program which outlines responsibilities and corporate and regulatory standards, as well as provides tools to assist employees and contractors to work safely and to meet or exceed regulatory requirements.

INSURANCE

The Partnership carries suitable insurance policies to provide protection for its working interest in its natural gas and petroleum properties. Insurance policies cover property damage, general liability and, for certain properties, business interruption. The ongoing level, type and maintenance of insurance will be determined by the Partnership based upon the availability and cost of such insurance and the Partnership's perception of the risk of loss. The cost of insurance reduces the amount of the Partnership Distributable Cash that is ultimately payable to CNGT and the CNGT unitholders.

GLOSSARY OF TERMS

"ASSET VALUE" means, for any petroleum and natural gas property at any time, the present worth of all of the estimated pre-tax net cash flow from the Proved plus Probable Reserves shown in the most recent engineering report relating to such property, discounted at 10% and using forecast price and cost assumptions (a common benchmark in the oil and gas industry).

"CALPINE" means Calpine Corporation, a Delaware corporation, and includes its subsidiaries, unless the context otherwise requires.

"CALPINE SERVICES" means Calpine Natural Gas Services Limited, an Alberta corporation and an indirect wholly-owned subsidiary of Calpine Corporation, which provides services to the Managing Partner, the Partnership and TrustCo pursuant to the Services Agreement.

"CCNGP" means Calpine Canada Natural Gas Partnership, an Alberta partnership and an indirect wholly-owned subsidiary of Calpine Corporation and the vendor of the Initial Properties.

"COMMERCIAL TRUST" means Calpine Natural Gas Commercial Trust, an unincorporated open-ended trust established under the laws of Alberta and a wholly-owned subsidiary of CNGT.

"COMPUTERSHARE" means Computershare Trust Company of Canada.

"DEBT SERVICE CHARGES" means all interest and principal repayments and other costs, expenses and disbursements relating to the borrowing of funds by the Commercial Trust or the Partnership from time to time which are attributable to the natural gas and petroleum properties and assets of CNGT and its subsidiaries.

"DIRECTORS" means the directors of the Managing Partner from time to time.

"GLJ" means Gilbert Laustsen Jung Associates Limited, independent petroleum consultants.

"GLJ REPORT" means the report prepared by GLJ dated July 13, 2004, evaluating the natural gas, crude oil and natural gas liquids reserves attributable to CNGT's natural gas and petroleum properties effective as of July 1, 2004.

"INITIAL PROPERTIES" means the properties and assets acquired by the Partnership from CCNGP pursuant to the Initial Sale Agreement in connection with the IPO.

"INITIAL SALE AGREEMENT" means the purchase and sale agreement dated October 6, 2003 between the Partnership and CCNGP which provided for the purchase by the Partnership from CCNGP of the Initial Properties and other assets including related facilities and seismic data.

"IPO" means the initial public offering of CNGT, together with the concurrent private placement of 6,151,400 CNGT Units to Calpine, completed on October 15, 2003.

"MANAGING PARTNER" means Calpine Natural Gas Limited, an Alberta corporation, which is a direct wholly-owned subsidiary of CNGT and the general partner of the Partnership.

"PARTNERSHIP" means Calpine Natural Gas, L.P., a limited partnership established under the laws of Alberta and which is an indirect wholly-owned subsidiary of CNGT.

"PARTNERSHIP DISTRIBUTABLE CASH" means all amounts of cash received by the Partnership, including from any assets owned directly by the Partnership, as well as funds realized from financings by the Partnership and dividends or other distributions on securities owned by the Partnership, plus cash or cash equivalent equal to the amount of decreases in cash reserves previously established by the general partner of the Partnership, less the aggregate of any cash expenditures, advances, loans or investments of cash or cash equivalent made by the Partnership, plus cash or cash equivalent reserves, or increases in previously established cash or cash equivalent reserves considered necessary and established by the general partner of the Partnership.

"PURCHASED PROPERTIES" means those natural gas and petroleum properties acquired by the Partnership on February 18, 2004.

"SERVICES AGREEMENT" means the services agreement dated October 15, 2003 as amended and restated September 2, 2004 among Calpine Services, the Managing Partner, the Partnership and TrustCo pursuant to which Calpine Services provides administrative and operating services to the Managing Partner, the Partnership and TrustCo.

"SUBSIDIARY" has the meaning ascribed to such term in the Securities Act (Alberta), as amended.

"TAX ACT" means the Income Tax Act (Canada), as amended.

"TRUST-OPERATED PERIOD" means the period from October 15, 2003 to December 31, 2003, being the period during which the Managing Partner, on behalf of CNGT and the Partnership, operated the Partnership's natural gas and petroleum properties following their acquisition from CCNGP.

"TRUSTCO" means Calpine Natural Gas Holdings Limited, an Alberta corporation, a wholly-owned subsidiary of the Managing Partner which is the trustee of the Commercial Trust.

ABBREVIATIONS AND CONVERSIONS

In this report, the following abbreviations have the meanings set forth below.

AECO            Alberta Energy Company interconnect with      MBBLS         one thousand barrels
                the Nova System, the Canadian benchmark for   MBOE          one thousand barrels of oil equivalent
                natural gas pricing purposes                  MCF           one thousand cubic feet
BBLS            barrels, with each barrel representing        MCF/DAY       one thousand cubic feet per day
                34.972 Imperial gallons or 42 U.S. gallons    MMBBLS        one million barrels
BBLS/DAY        barrels per day                               MMBOE         one million barrels of oil equivalent
BCF             billion cubic feet                            MMBTU         one million British Thermal Units
BCF/DAY         billion cubic feet per day                    MMCF          one million cubic feet
BCFE            one billion cubic feet equivalent             MMCF/DAY      one million cubic feet per day
                (calculated as per Mmcfe)                     MMCFE         one million cubic feet equivalent,
BOE             barrels of oil equivalent converting 6 mcf                  converting 167 bbls of oil or natural
                of natural gas to one barrel of oil                         gas liquids to one million cubic feet
                equivalent and one barrel of natural gas                    equivalent. The factor used to convert
                liquids to one barrel of oil equivalent.                    oil and natural gas liquids to million
                The factor used to convert natural gas and                  cubic feet equivalent is not based on
                natural gas liquids to oil equivalent is                    either energy content or prices.
                not based on either energy content or         MMCFE/DAY     one million cubic feet equivalent per day
                prices but is a commonly used industry        MW            megawatts
                benchmark.
BOE/DAY         barrels of oil equivalent per day             NGLS          natural gas liquids
GJ              gigajoule                                     WTI           West Texas Intermediate of Cushing,
                                                                            Oklahoma, the benchmark for crude oil
                                                                            pricing purposes

All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated.

NATURAL GAS AND PETROLEUM RESERVES AND PRODUCTION DISCLOSURE AND DEFINITIONS

         DISCLOSURE OF INFORMATION

In this report, all estimates of natural gas and petroleum reserves and production are presented on a "company interest" (as defined below) basis, unless indicated that they have been presented on a "gross" or "net" basis. CNGT's actual natural gas and petroleum reserves and production will be greater than or less than the estimates provided in this report. The estimated future net revenue from the production of CNGT's natural gas and petroleum reserves do not represent the fair market value of CNGT's reserves.

CNGT has adopted the standard of 6 mcf:1 boe when converting natural gas to boe. Boe's may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

         NOTE REGARDING NATURAL GAS AND PETROLEUM INFORMATION AND NATIONAL INSTRUMENT 51-101

The natural gas and petroleum operational and reserves information contained in this report contains the information required to be included in the Statement of Reserves Data and Other Oil and Gas Information pursuant to National Instrument 51-101 adopted by the Canadian securities regulatory authorities and is presented in accordance with Form 51-101F1. The effective date for the Statement of Reserves Data and Other Oil and Gas Information contained in this report is July 1, 2004 and such information contained in this report has been prepared as of October 20, 2004 unless otherwise noted.

Certain of the following definitions and guidelines have been prepared by the Standing Committee on Reserves Definitions of the CIM (Petroleum Society). Further information is contained in Section 5.4 of Volume 1 of the COGE Handbook (First Edition, June 30, 2002). Readers should consult the COGE Handbook for additional explanation and guidance. Certain other terms used in this report have the meanings assigned to them in National Instrument 51-101 and accompanying Companion Policy 51-101CP, adopted by the Canadian securities regulatory authorities.

         INTERESTS IN RESERVES, PRODUCTION, WELLS AND PROPERTIES

"COMPANY INTEREST" means in relation to the Partnership's interest in production or reserves, its working interest (operating or non-operating) share before deduction of royalties and including any royalty interests of the Partnership.

"GROSS" means:

     (i) in relation to the Partnership's interest in production or reserves, its working interest (operating or non-operating) share before deduction of royalties and without including any royalty interests of the Partnership;

     (ii) in relation to wells, the total number of wells in which the Partnership has an interest; and

     (iii) in relation to properties, the total area of properties in which the Partnership has an interest.

"NET" means:

     (i) in relation to the Partnership's interest in production or reserves, its working interest (operating or non-operating) share after deduction of royalty obligations, plus the Partnership's royalty interests in those production or reserves;

     (ii) in relation to the Partnership's interest in wells, the number of wells obtained by aggregating the Partnership's working interest in each of its gross wells; and

     (iii) in relation to the Partnership's interest in a property, the total area in which the Partnership has an interest multiplied by the working interest owned by the Partnership.

"WORKING INTEREST" means the percentage of undivided interest held by the Partnership in the oil and/or natural gas or mineral lease granted by the mineral owner, Crown or freehold, which interest gives the Partnership the right to "work" the property (lease) to explore for, develop, produce and market the leased substances.

         RESERVES CATEGORIES

"PROVED RESERVES" are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated Proved Reserves.

"PROBABLE RESERVES" are those additional reserves that are less certain to be recovered than Proved Reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated Proved plus Probable Reserves.

"POSSIBLE RESERVES" are those additional reserves that are less certain to be recovered than Probable Reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated Proved plus Probable plus Possible Reserves.

         DEVELOPMENT AND PRODUCTION STATUS

Each of the reserves categories (Proved, Probable and Possible) may be divided into developed and undeveloped categories:

"DEVELOPED RESERVES" are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into Producing and Non-Producing.

o "DEVELOPED PRODUCING RESERVES" are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

o "DEVELOPED NON-PRODUCING RESERVES" are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

"UNDEVELOPED RESERVES" are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (Proved, Probable, Possible) to which they are assigned.

         LEVELS OF CERTAINTY FOR REPORTED RESERVES

The qualitative certainty levels referred to in the definitions above are applicable to individual reserves entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest-level sum of individual entity estimates for which reserves estimates are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

o at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated Proved Reserves;

o at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated Proved plus Probable Reserves; and

o at least a 10 percent probability that the quantities actually recovered will equal the sum of the estimated Proved plus Probable plus Possible Reserves.

         DESCRIPTION OF PRICE AND COST ASSUMPTIONS

"CONSTANT PRICES AND COSTS" means prices and costs used in an estimate that are:

     (i) the Partnership's prices and costs as at July 1, 2004, held constant throughout the estimated lives of the properties to which the estimate applies; and

     (ii) if, and only to the extent that, there are fixed or presently determinable future prices or costs to which the Partnership is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices or costs referred to in paragraph (i).

"FORECAST PRICES AND COSTS" means future prices and costs that are:

     (i)   generally accepted as being a reasonable outlook of the future; and

     (ii) if, and only to the extent that, there are fixed or presently determinable future prices or costs to which the Partnership is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices or costs referred to in paragraph (i).

     CALCULATION OF RESERVE LIFE INDEX

"RESERVE LIFE INDEX" means the amount obtained by dividing the quantity of a particular category of reserves by the annualized amount of GLJ's forecast of the production for the remainder of 2004 for the corresponding reserve category.

ITEM 6: RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not Applicable

ITEM 7: OMITTED INFORMATION

No information has been omitted from this report on the basis that it is confidential.

ITEM 8: EXECUTIVE OFFICER

For further information, please contact Robert Fotheringham, Vice President Finance and Chief Financial Officer of Viking Holdings Inc. at (403) 268-3175.

ITEM 9: DATE OF REPORT

DATED at Calgary, Alberta the 11th day of February, 2005.